November 7, 2022 Via Edgar Transmission Mr. Thomas Jones Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd. ( The “Company”) Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted September 22, 2022 CIK No. 0001897532

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 17, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted September 22, 2022

Other Pertinent Information, page iii

1.

We note your response to prior comment 1 and the revised definitions on page iii. To the extent that you exclude Hong Kong from definitions related to China, the PRC and mainland China, please revise the disclosure on the cover page and on page iii to clarify that the legal and operational risks associated with operating in China also apply to Hong Kong. In addition, disclose on the cover page and in the prospectus summary how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. exchange.

Response: We respectfully advise the Staff that we have updated the disclosure on page iii to clarify the definition of “China” or the “PRC” to include Hong Kong.

Permission Required from PRC Authorities, page 4

2.

We note your response to prior comment 1 and the disclosure on page 4 of your prior amendment that “we and our Hong Kong subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business or issue our Shares to foreign investors.” However, it appears that in response to prior comment 1 that you revised the disclosure in this section to instead state that “we are not currently required to obtain permission from any Hong Kong authorities in connection with this offering.” Please revise the disclosure to state whether you and your Hong Kong subsidiary are required to obtain permission or approval from Hong Kong authorities to operate your business or issue your shares to foreign investors.

Response: We respectfully advise the Staff that we have updated the disclosure on page 4 to disclose that we have received all permissions or approvals from Hong Kong Authorities to operate our business, including obtaining relevant certificate of incorporation.

3.

We note your revised disclosure in this section about change in applicable, laws, regulations or interpretations and that you will “strive to comply with the then applicable laws, regulations, or interpretations.” Please expand the disclosure to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We respectfully advise the Staff that we have updated the disclosure on page 4 to expand our relevant disclosures.

4.

We note the disclosure in this section that you have not obtained an opinion of Hong Kong counsel. If you did not consult counsel, discuss why you did not consult counsel as previously requested in the penultimate sentence of prior comment 1.

Response: We respectfully advise the Staff that we have updated the disclosure on page 4 to disclose that we have been advised by Loeb & Loeb LLP regarding the permissions required from Hong Kong Authorities.

Enforceability of Civil Liabilities, page 115

5.

We note your response to prior comment 1. To the extent that you exclude Hong Kong from definitions related to China, the PRC and mainland China, please expand this section to provide additional disclosure related to the enforceability of civil liabilities in Hong Kong.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 6 to 7 and 125 to provide disclosure related to the enforceability of civil liabilities in Hong Kong.

Summary of Risk Factors, page 6

6.

We note your disclosure in the table on page 6 that several of your directors and officers are currently located in Hong Kong. Please disclose that it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government. Also, given your disclosure on page 6 about sudden or unexpected changes in laws and regulations in the PRC with little advance notice, disclose, if applicable, that it is also uncertain whether having several of your directors and officers located in Hong Kong will subject you to the oversight of the Chinese authorities in the future. Also, please revise your disclosure to directly state that the legal and operational risks associated with operating in the PRC also apply to Hong Kong.

Response: We respectfully advise the Staff that we have updated the disclosure on page 6 and 7 under Enforceability of Civil Liabilities to provide that it is uncertain whether in the future Hong Kong government will implement similar regulations to that of the Chinese Government. We have also disclosed on page 7 and page 18 that it is also uncertain whether having several of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future. We have updated the disclosure on page iii to clarify the definition of “China” or the “PRC” to include Hong Kong.

General

7.

To the extent that you are impacted by the conflict in the Ukraine, please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues issued by the Staff in May 2022.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company and its subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, and (iii) its business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine. We added such disclosure on page 32 of the Revised Draft Registration Statement under the caption, “The war in Ukraine could materially and adversely affect our business and results of operations.”

8.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges of sourcing materials;

●	experience surges or declines in demand for which you are unable to adequately adjust your supply;

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension; or

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company respectfully directs the Staff to our response above under SEC comment No.7.

9.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: In response to the Staff’s comment, the Company respectfully submits its board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions. We have further added such disclosure on page 32 of the Revised Draft Registration Statement under the caption, “The war in Ukraine could materially and adversely affect our business and results of operations.”

10.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: In response to the Staff’s comment, the Company respectfully submits it does not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and has not taken any action to mitigate such potential risks. We added such disclosure on page 32 of the Revised Draft Registration Statement under the caption, “The war in Ukraine could materially and adversely affect our business and results of operations.”

11.	If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comment, the Company respectfully submits that its operations have not experienced or are experiencing inflationary pressures or rising costs. The Company further submits that the rising costs are in line with the market. Therefore, the Company has not experienced and does not anticipate any material impact on its financial conditions. The board of directors will continue to monitor the circumstances that might arise with inflationary pressures or rising costs and will mitigate such circumstances if necessary. We have further added such disclosure on page 23 of the Revised Draft Registration Statement under the caption, “Our results of operation may be materially and adversely affected by a downturn in China or the global economy.”

12.	Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 31 to 32 of the Revised Draft Registration Statement under the caption “Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our supply chain for a prolonged period of time.”

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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